UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OFS CAPITAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

67103B 100
(CUSIP Number)

December 21, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67103B 100	13G	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Frank H. Golay, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 531,869
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,869
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%[1]
12.	TYPE OF REPORTING PERSON IN

1.
The percentage used herein and in the rest of this Schedule 13G are calculated based upon 9,697,210 shares of the Issuer’s Common Stock outstanding as of November 2, 2016 as reported in the Issuer’s Form 10-Q filed with the Commission on November 4, 2016.

CUSIP No. 67103B 100	13G	Page 3 of 5 pages

Item 1(a).	Name of Issuer:
The name of the Issuer is OFS Capital Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive office is located at 10 South Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Item 2(a).	Name of Person Filing:
This Schedule 13G is being filed by Frank H. Golay, Jr. (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office:
The address of the principal business office of the Reporting Person is 1888 Century Park East, 21st Floor, Los Angeles, CA 90067.

Item 2(c).	Citizenship:
United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP Number:
67103B 100

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 531,869

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 531,869

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the deposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

CUSIP No. 67103B 100	13G	Page 4 of 5 pages

On December 21, 2016, Reporting Person entered into a Voting Agreement and Proxy (the “Agreement”) with Orchard First Source Asset Management, LLC (the “Stockholder”) whereby the Stockholder appointed the Reporting Person as the Stockholder’s proxy, for and in the name, place and stead of the Stockholder, to vote 531,869 of the voting securities of the Company held by the Stockholder (the “Covered Shares”) or to have the right to grant a consent or approval in respect of the Covered Shares for any of the following matters: (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Investment Company Act of 1940, as amended, or applicable state law affecting the Company’s Board of Director’s composition, size or manner of election. The provisions of the Agreement may be modified, amended or terminated at any time without cause.

The Reporting Person and the Stockholder believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by each of them.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67103B 100	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

By:	/s/ Frank H. Golay, Jr.
Name:	Frank H. Golay, Jr.